June 25, 2026

Rui Chen
Chief Executive Officer
Bilibili Inc.
Building 3, Guozheng Center
No. 485 Zhengli Road, Yangpu District
Shanghai, 200433
People's Republic of China

        Re: Bilibili Inc.
            Form 20-F for the Fiscal Year Ended December 31, 2025
            Filed April 16, 2026
            File No. 001-38429
Dear Rui Chen:
       We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).
       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.
       After reviewing your response to this letter, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2025
Item 5. Operating and Financial Review and Prospectus
Results of Operations
Other income (expenses), page 132

1. We note your disclosure of the underlying factors behind the change in Net investment
       loss, net (including impairments   , which primarily includes return
earned on financial
       products issued by banks and other financial institutions and the fair value change of investments. In that regard, please quantify the amounts related to these factors as well as any amount due to impairments and their reasons in future filings and advise us. If the impairments represented downward fair value adjustments related to your equity investments using the measurement alternative, please clarify your disclosure. Refer to
       Item 303 (b) of Regulation S-K.

Financial Statements
 June 25, 2026
Page 2
Notes to the financial statements
10. Taxation, page F-49

2. Refer to the rate reconciliation table under (a). We note the disaggregation of the reconciling items by jurisdiction and the adjustment of 54,702 or 4.5% under statutory income tax difference between Chinese Hong Kong and Chinese Mainland. We also note your disclosure of lower corporate income tax rate in Chinese Hong Kong as compared to
       Chinese Mainland. Please explain how the rate differential is a positive 4.5% in light of the lower rate in Hong Kong.

3. Please provide disaggregated disclosures by jurisdiction with respect to your (loss) profit before income tax expenses. Refer to ASC 740-10-50-10A.

22. Fair Value Measurement, page F-65

4. We note your narrative disclosure of the impairment to your equity investments using measurement alternative and that the fair values were based on valuation methods using the observable transaction price at the transaction date or other unobservable inputs. In that regard, please provide more detail of the valuation methods or techniques that you used and consider providing more transparent disclosures using the example within ASC 820-
       10-55-100. Refer to ASC 820-10-50-2(a).

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Andrew Mew at 202-551-3377 or Stephen Krikorian at 202-551-3488 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology